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                             October 19, 2022

       Patricia Collawn
       Chief Executive officer
       PNM Resources, Inc.
       414 Silver Ave. SW
       Albuquerque, NM 87102

                                                        Re: PNM Resources Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Supplemental
response filed October 6, 2022
                                                            File No. 001-32462

       Dear Patricia Collawn:

              We have reviewed your October 6, 2022 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 27, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis, page A-27
       Results of Operations, page A-38

   1. We have read your response to prior comment one, including the incremental disclosures that you have proposed
to accompany disclosures of your non-GAAP utility margin.

                                                        Please further expand
your disclosures to also provide discussion and analysis of the changes in gross
margin, comparable to your discussion and analysis of changes in utility margin, to comply with
Item 10(e)(1)(i)(A) of Regulation S-K.

                                                        For example, this would
include tabulations quantifying the factors underlying changes in gross margins as is
done for utility margins on pages A-40 and A-43.
 Patricia Collawn
PNM Resources, Inc.
October 19, 2022
Page 2

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant, at (202) 551-3867 with any questions.



FirstName LastNamePatricia Collawn                      Sincerely,
Comapany NamePNM Resources, Inc.
                                                        Division of Corporation
Finance
October 19, 2022 Page 2                                 Office of Energy &
Transportation
FirstName LastName